EXHIBIT 99.3

DISCLOSURE FORM

IDC grants Digital Realty Trust, Inc. permission to disclose the following information in its Form S-11 Filing:

“This rapid growth in technology expenditures was followed by an overall reduction in sector spending from 2001 through 2003. Despite this reduction in spending, however, technology usage continued to expand during the same period, [as evidenced by the increase in electronic commerce which, grew from $598 billion in 2001 to $1.6 trillion in 2003 (or 64.6% compounded annual growth), and the increase in worldwide Internet users which grew from 507 million in 2001 to 702 million in 2003 (or 17.7% compounded annual growth), both according to IDC, a leading IT and telecommunications market intelligence firm].”

Source:

IDC, Worldwide Internet Usage and Commerce Forecast Update, 2004—2007, IDC #30949, March 2004.

It is understood by both IDC and Digital Realty Trust, Inc. that the information will not be sold. It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ GIGI WANG
Gigi Wang Senior Vice President, Strategy IDC

January 10, 2005